November 17, 2005

Via Facsimile

Geoffrey Ossias

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.

(Form S-3, File No. 333-129258)

Dear Mr. Ossias:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Sunstone Hotel Investors, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 (“Form S-3”) referred to above be accelerated so that it will become effective on November 17, 2005, 12:00 p.m. (Eastern Standard Time) or as soon as practicable thereafter.

In accordance with your request, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation in this matter.

Mr. Geoffrey Ossias

Sincerely yours, Sunstone Hotel Investors, Inc.

By:	/s/ Jon Kline
Name:	Jon Kline
Title:	Chief Financial Officer

cc:	Alison S. Ressler
Patrick S. Brown
(Sullivan & Cromwell LLP)